Exhibit 99.1

URGENT: FOR VOTE REQUIRED
Dear Fellow WaferGen Stockholder:
I am writing to you with a very important update and asking you to take immediate action to vote to preserve the value of your WaferGen Bio-systems, Inc. (“WaferGen”) investment.
If you vote “FOR” the proposed merger agreement with Takara Bio USA Holdings, Inc. (“Takara Bio”), you have the chance to receive cash consideration representing a significant premium over the trading price of WaferGen common stock of $0.55 on May 12, 2016, the day preceding the announcement of the merger agreement.
As you may have heard, we adjourned the special meeting of stockholders to vote on the adoption of the merger agreement and are reconvening the special meeting on November 15, 2016 at 1:00 p.m. local time at WaferGen’s headquarters located at 34700 Campus Drive, Fremont, California 94555.
While the proposal to adopt the merger agreement has received strong stockholder support (more than 71% of proxies received to date have been in favor of adoption of the merger agreement), your vote is still required. Approval of a majority of all outstanding shares of WaferGen common stock is necessary for this proposal to be approved. As of today, approximately 41% of stockholders have not voted. This means your vote is important and will make a difference no matter how many shares you own. WaferGen has provided more time to ensure all stockholders fully understand the cash consideration benefit they will receive and the ramifications of failing to complete the merger and to solicit proxies for the proposal to adopt the merger agreement.
I know some stockholders have been concerned about the perceived uncertainty of supporting a merger where the final consideration is not known. In order to provide more transparency and clarity with regard to the potential impact of the merger, we are disclosing that we expect revenue of approximately $2.4 million for the third quarter of 2016 which brings revenues to approximately $6.8 million through the third quarter of 2016. These revenues do not include $273,000 in deferred revenue plus backlog for purchase orders received during the third quarter combined, which will be booked in the fourth quarter and put us well on track to achieve consolidated 2016 revenues exceeding $9 million. We are reaffirming our guidance of consolidated 2016 revenues of between $10 million and $12 million. In addition, we ended the third quarter with a cash balance of approximately $5.1 million. However, this quarterly financial information was determined prior to the completion of a review by WaferGen’s external auditors and is therefore subject to adjustment. Actual results may differ materially from our expectations.
Through the merger WaferGen stockholders are expected to receive cash consideration. As described in the proxy statement, the consideration to be paid by Takara Bio will be determined primarily by a formula based on WaferGen’s consolidated revenues for the year ending December 31, 2016 and on certain specified deductions. The proxy statement provides illustrative calculations based on, among other things, consolidated 2016 revenues of $9.0 million and illustrative deductions of $7.61 million and $4.20 million, showing, based on such assumptions, per share consideration payable to WaferGen stockholders of $1.0000 and $1.1409. Such merger consideration per share would represent a premium of 82% and 107%, respectively, over WaferGen’s closing stock price of $0.55 on May 12, 2016, the day preceding the announcement of the merger agreement.

As described in the proxy statement, we did work to secure another transaction or alternative price including by contacting 49 possible strategic partners and acquirers. Of these, only Takara Bio emerged and no other offer has appeared in the five months since the merger was announced. If someone was willing to pay more they would have come forward.
There is no higher price.
You should know that, as described in the proxy statement, our independent financial advisor, Torreya Partners, has stated the merger consideration is fair to stockholders from a financial point of view. Independent proxy solicitation advisors Institutional Shareholder Services Inc. and Glass Lewis & Co. LLC have recommended that stockholders vote “FOR” the proposal to adopt the merger agreement given the robust sale process and reasonable steps we undertook in the best interest of all stockholders.
You should be aware that if the merger fails we will need to immediately seek to raise cash to be able to continue operations which, if available at all, would likely be significantly dilutive to WaferGen’s stockholders and feature other unfavorable terms.
Your investment is at risk.
I want to be clear, if this merger does not proceed the company will be in very difficult financial circumstances and the value of your investment could be severely impaired or become worthless.
I know some stockholders have been upset with the anticipated outcome of the merger and would have hoped for a higher price. The reality is there is no higher price and no other offer.
To be clear, not casting your vote is the same as voting against the merger. Stockholders who have not yet voted are reminded every vote will count no matter how many shares you own.  If you voted “NO”, it is not too late to change your vote to “FOR” adoption of the merger agreement.
The choice is clear:
Vote for the merger and cash.
We encourage all stockholders to read the definitive proxy statement that was previously mailed to you on or around September 23, 2016 for a discussion of the proposed merger, the merger agreement and the process that led to the proposed merger, as well as the reasons of the WaferGen board in deciding to sign the merger agreement and recommend the merger to stockholders.

Stockholders who need assistance in voting their shares or who have questions are encouraged to call WaferGen's information agent and strategic shareholder services advisor, Kingsdale Shareholder Services at 1-866-581-0512 or contactus@kingsdaleshareholder.com. Shareholders based outside the U.S. may alternatively call Kingsdale at 1-646-651-1642.

Please call Kingsdale for voting assistance. Alternatively, you may sign and return the enclosed voting form in the envelope provided.
For further information about the merger proposal, please see the proxy statement mailed to you on or around September 23, 2016.
Sincerely,
Ivan Trifunovich
Executive Chairman of the Board of Directors

October 28, 2016
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections.  Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “could,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or other comparable terms.  Forward-looking statements in this press release may address the following subjects among others: statements regarding the anticipated closing of the Takara Bio merger agreement, sufficiency of our capital resources, expected operating losses and expected revenues.  Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including those risks and uncertainties described in the proxy statement for the special meeting as well as in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q.  We urge you to consider those risks and uncertainties in evaluating our forward-looking statements.  We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.  Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It
WaferGen has filed with the Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”), as well as other relevant documents concerning the proposed merger with Takara Bio USA Holdings, Inc. (“Takara Bio”). The Proxy Statement was first sent or given to the stockholders of WaferGen on or about September 23, 2016 and contains important information about the merger agreement, its related transactions and other related matters. This communication may be deemed to be solicitation material in respect of the proposed merger with Takara Bio. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Copies of documents filed by WaferGen with the SEC may be obtained free of charge at the

SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Proxy Statement from WaferGen by going to WaferGen’s Investors page on its corporate website at www.wafergen.com.

Participants in the Solicitation
WaferGen and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding WaferGen’s directors and executive officers is available in the Proxy Statement as is other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise.